UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Proginet Corporation

File No. 0-30151 - CF#22974

_____

Proginet Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.23, 10.24, 10.25, and 10.26 to a Form 10-Q filed on December 12, 2008. Exhibit 10.23 was refiled with fewer redactions as Exhibit 10.23 to an amended Form 10-Q filed on April 3, 2009.

Based on representations by Proginet Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through December 31, 2013
Exhibit 10.24	through October 1, 2010
Exhibit 10.25	through December 12, 2018
Exhibit 10.26	through July 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel